SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/29/17


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,628,459

8. SHARED VOTING POWER
1,268,061

9. SOLE DISPOSITIVE POWER
1,628,459
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,268,061


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,896,520 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.11%

14. TYPE OF REPORTING PERSON

IA


____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,628,459

8. SHARED VOTING POWER
1,268,061

9. SOLE DISPOSITIVE POWER
1,628,459
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,268,061


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,896,520  (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.11%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,628,459

8. SHARED VOTING POWER
1,268,061

9. SOLE DISPOSITIVE POWER
1,628,459
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,268,061


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,896,520  (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.11%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,628,459

8. SHARED VOTING POWER
1,268,061

9. SOLE DISPOSITIVE POWER
1,628,459
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,268,061


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,896,520  (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.11%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #6 to the schedule 13d filed October 5, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As per Amendment No. 2 to NRO's Schedule TO filed on January 13, 2017, there are 47,419,670 shares of common stock outstanding. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors,LLC, a registered investment advisor. As of March 29, 2017, Bulldog Investors, LLC is deemed to be the beneficial owner of 2,896,520 shares of NRO (representing 6.11% of NRO's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 2,896,520 shares of NRO include 1,628,459 shares (representing 3.43% of NRO's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity
Partners LP, Calapasas West Partners LP, Full Value Special Situations
Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP,
Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Mr. Goldstein and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 2,896,520 shares of NRO beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,268,061 shares (representing 2.67% of NRO's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 1,628,459 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,268,061 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of NRO's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the last 60 days the following shares of NRO were sold:

Date			Shares			Price
01/31/17		(3,682)			5.3000
02/01/17		(21,600)		5.2708
02/03/17		(8,200)			5.3172
02/06/17		(2,750)			5.3500
02/13/17		(4,600)			5.3400
02/14/17		(24,700)		5.3112
02/28/17		(40,100)		5.4424
03/01/17		(33,757)		5.4326
03/02/17		(15,572)		5.4120
03/03/17		(24,777)		5.3970
03/21/17		(17,378)		5.2081
03/22/17		(8,041)			5.1710
03/23/17		(200)			5.2300
03/24/17		(23,395)		5.2220
03/27/17		(10,428)		5.2026
03/28/17		(16,600)		5.2193
03/29/17		(12,900)		5.2398



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/30/17

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.